TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. RECEIVES PROGRESS REPORT ON
2006 GIL JOINT VENTURE EXPLORATION PROGRAM

For Immediate Release: January 24, 2007. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) is pleased to announce the delivery of the 2006 exploration results, on the Gil joint venture, Fairbanks, Alaska, from our joint venture partner Kinross Gold Corporation.

The 2006 field season on the Gil joint venture claims involved the Last Chance Creek area. Exploration conducted 1,820 feet of reverse circulation drilling and collected 76 soil and rock samples, designed to test the geophysical interpretation developed between late 2005 and early 2006.

The drilling intercepted notable mineralization in siliceous quartzite in hole GVR06-496, from 120’ to 125’, assaying at .0185 opt au, and 560 feet to 565 feet, assaying at .0612 opt au respectively. The drill holes did confirm the geophysical model predicting the intrusive contact, but did not identify significant mineralization. Furthermore, where intrusive rocks have been encountered, mineralization and alteration has been absent.

Soil and rock sampling yielded 76 samples along three drill roads and four fill-in soil lines. Of these, two samples have gold assay values of 0.005 opt or higher, sample V501673 at 0.0195 opt, and sample V501662 at 0.0842 opt.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an option agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:                    John Robertson
                                   800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.